SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 16, 2020

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

16 November 2020

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Today, Smith+Nephew was notified that on 13 November 2020, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") vested under the Smith & Nephew Global Share Plan 2010.

1.       VESTING ON 13 NOVEMBER 2020 OF CONDITIONAL SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2010:

The awards were granted under the Global Share Plan 2010 on 13 November 2017 to vest on 13 November 2020. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to all individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of a Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2020 - 11 - 13
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Phil Cowdy	PDMR	14.7085	18,673 (of which 8,808 were sold and 9,865 retained)	N/A Single Transaction	40,913.19975 ordinary shares	0.00462%
Elga Lohler	PDMR	14.7085	21,710 (of which 8,573 were sold and 13,137 retained)	N/A Single Transaction	89,355.00000 ordinary shares	0.01010%
Vasant Padmanabhan	PDMR	14.7085	25,673 (of which 7,536 were sold and 18,137 retained)	N/A Single Transaction	45,289.00000 ordinary shares	0.00512%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

2.       PARTIAL VESTING ON 13 NOVEMBER 2020 OF A CONDITIONAL SHARE AWARD MADE UNDER THE GLOBAL SHARE PLAN 2010:

The award was granted under the Global Share Plan 2010 on 13 November 2018. One third of the shares vested on 13 November 2019, a further third vested on 13 November 2020 and the final third will vest on 13 November 2021. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting of a Conditional Share Award granted on 13 November 2018 under the Smith & Nephew Global Share Plan 2010.
Date of Transaction	2020 - 11 - 13
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price (£)	Volume	Aggregated information	Total Ordinary Share Holding following the transaction *	Total Ordinary Share Holding as a % of the Company's ISC following the transaction *
Skip Kiil	PDMR	14.7085	18,345 (of which 6,251 were sold and 12,094 retained)	N/A Single Transaction	15,706.53744 ordinary shares	0.00178%

* including those held by Persons Closely Associated with the Director/PDMR. All figures in these columns are stated to 5 decimal places where applicable.

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 16, 2020

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary